IronCircles Inc

Consolidated Financial Statements for the Period Ended

December 31st, 2022

Independent Accountant's Review Report

I have reviewed the accompanying consolidated financial statements of IronCircles Inc., which comprise the consolidated balance sheet as of December 31st 2022, and the related consolidated profit and loss, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Renisha Lane, CPA
CPA License #1101030069
September 17, 2023

IronCircles Inc

Balance Sheet

Basis: Accrual

As of 31 Dec 2022

Account	Total
Assets	
Current Assets	
Bank	
SVB	7,308.52
Total for Bank	**7,308.52**
Total for Current Assets	**7,308.52**
Total for Assets	**7,308.52**
Liabilities & Equities	
Equities	
Opening Balance Offset	12,000.00
Owner's Equity	8,950.00
Current Year Earnings	-13,641.48
Total for Equities	**7,308.52**
Total for Liabilities & Equities	**7,308.52**

Amount is displayed in your base currency **USD

IronCircles Inc

Profit and Loss

Basis: Accrual

From 01 Jan 2022 To 31 Dec 2022

Account	Total
Operating Income	
General Income	5.07
Interest Income	9.34
Other Charges	0.24
Total for Operating Income	**14.65**
Cost of Goods Sold	
Total for Cost of Goods Sold	**0.00**
Gross Profit	**14.65**
Operating Expense	
Advertising And Marketing	1,277.93
IT and Internet Expenses	2,115.00
Legal	10,000.00
Office Supplies	100.75
Other Expenses	10.23
Telephone Expense	152.22
Total for Operating Expense	**13,656.13**
Operating Profit	**-13,641.48**
Non Operating Income	
Total for Non Operating Income	**0.00**
Non Operating Expense	
Total for Non Operating Expense	**0.00**
Net Profit/Loss	**-13,641.48**

Amount is displayed in your base currency **USD

IronCircles Inc
Consolidated Statement of Equity
December 31st, 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, March 2022 (INCEPTION)							
Contributions	$ 8,950,000.00	$ 8,950.00		$ -	$ 12,000.00		$ 20,950.00
Other comprehensive gain/(loss)							
Net Income						$ (13,641.48)	$ (13,641.48)
Ending Balance, December 31st, 2022							$ 7,308.52

IronCircles Inc

Cash Flow Statement

From 01 Jan 2022 To 31 Dec 2022

Account	Total
Beginning Cash Balance	**0.00**
Cash Flow from Operating Activities	
Net Income	-13,641.48
Net cash provided by Operating Activities	**-13,641.48**
Cash Flow from Investing Activities	
Net cash provided by Investing Activities	**0.00**
Cash Flow from Financing Activities	
Opening Balance Offset	12,000.00
Owner's Equity	8,950.00
Net cash provided by Financing Activities	**20,950.00**
Net Change in cash	**7,308.52**
Ending Cash Balance	**7,308.52**

Amount is displayed in your base currency **USD

IronCircles Inc

Notes to the Financial Statements

For the fiscal year ended December 31, 2022

1. Organization and Purpose

IronCircles Inc (the “Company”) is a corporation organized in February 2022 under the laws of Delaware.

2. Summary of Significant Account Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Commitments, Contingencies, Compliance with Laws and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.